FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2022

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

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AstraZeneca PLC

INDEX TO EXHIBITS

1.
Forxiga approved in China for CKD

5 September 2022 07:05 BST

Forxiga approved in China for the treatment of chronic kidney disease in patients at risk of progression with and without type-2 diabetes

Approval marks the first SGLT2 inhibitor approved in China for chronic kidney disease in adult patients with and without type-2 diabetes

AstraZeneca's Forxiga (dapagliflozin), a sodium-glucose cotransporter 2 (SGLT2) inhibitor, has been approved in China to reduce the risk of sustained estimated glomerular filtration rate (eGFR) decline, end-stage kidney disease (ESKD), cardiovascular (CV) death and hospitalisation for heart failure (hHF) in adults with chronic kidney disease (CKD) at risk of progression with and without type-2 diabetes (T2D).

The approval by China's National Medical Products Administration (NMPA) is based on positive results from the DAPA-CKD Phase III trial1.

CKD is a serious, progressive condition defined by decreased kidney function and is often associated with an increased risk of heart disease or stroke2-4. The condition affects 850 million people worldwide5. However, diagnosis rates remain low and up to 90% of patients are unaware they have the disease4.

Member of the DAPA-CKD Executive Committee, Fan Fan Hou, Southern Medical University, Guangzhou, China, said: "With unprecedented results of DAPA-CKD, dapagliflozin becomes the first SGLT2 inhibitor approved in China for the treatment of chronic kidney disease. This transformational milestone brings great hope to the 120 million subjects suffering from chronic kidney disease in China."

Sir Mene Pangalos, Executive Vice President, BioPharmaceuticals R&D, AstraZeneca said: "In addition to AstraZeneca's commitment to drive increased awareness, prevention and earlier diagnoses, this approval marks another important step forward in our ambition to stop, reverse and ultimately cure chronic kidney disease globally. We are thrilled at the opportunity to bring Forxiga to millions of patients across the country and improve patient outcomes."

The DAPA-CKD Phase III trial demonstrated that Forxiga, on top of standard-of-care (SoC) treatment with an angiotensin-converting enzyme inhibitor or an angiotensin receptor blocker, reduced the relative risk of worsening of renal function, onset of ESKD, or risk of CV or renal death by 39%, the primary composite endpoint, compared to placebo (absolute risk reduction [ARR]=5.3%, p<0.0001) in patients with CKD Stages 2-4 and elevated urinary albumin excretion. Forxiga also significantly reduced the relative risk of death from any cause by 31% (ARR=2.1%, p=0.0035) compared to placebo6. The safety and tolerability of Forxiga were consistent with the well-established safety profile of the medicine.

Forxiga (known as Farxiga in the US) is now approved in 100 countries around the world including the US, the European Union and Japan for the treatment of CKD in adults with and without T2D.

Notes

CKD
CKD is a serious, progressive condition defined by decreased kidney function (shown by reduced estimated glomerular filtration rate (eGFR) or markers of kidney damage, or both, for at least three months)4. The most common causes of CKD are diabetes, hypertension and glomerulonephritis.7 CKD is associated with significant patient morbidity and an increased risk of CV events, such as heart failure (HF) and premature death2. In its most severe form, known as ESKD, kidney damage and deterioration of kidney function have progressed to the point where dialysis or kidney transplantation are required2. The majority of patients with CKD will die from CV causes before reaching ESKD8. Currently in China, up to 120 million people are living with CKD9.

DAPA-CKD
DAPA-CKD was an international, multi-centre, randomised, double-blinded Phase III trial in 4,304 patients designed to evaluate the efficacy of Forxiga 10mg, compared with placebo, in patients with CKD Stage 2-4 and elevated urinary albumin excretion, with and without T2D. Forxiga was given once daily in addition to SoC. The primary composite endpoint was worsening of renal function or risk of death (defined as a composite of an eGFR decline ≥50%, onset of ESKD or death from CV or renal cause). The secondary endpoints included the time to first occurrence of the renal composite (sustained ≥50% eGFR decline, ESKD or renal death), the composite of CV death or hospitalisation for HF (hHF), and death from any cause. The trial was conducted in 21 countries1. Detailed results from the trial were published in The New England Journal of Medicine1.

Forxiga
Forxiga (dapagliflozin) is a first-in-class, oral, once-daily SGLT2 inhibitor. Research has shown Forxiga's efficacy in preventing and delaying cardiorenal disease, while also protecting the organs - important findings given the underlying links between the heart, kidneys and pancreas1,10,11. Damage to one of these organs can cause the other organs to fail, contributing to leading causes of death worldwide, including T2D, HF and CKD12-15.

Forxiga is approved as an adjunct to diet and exercise to improve glycaemic control in adults with T2D and in T2D to reduce the risk of hHF or CV death when added to SoC based on the findings of the DECLARE-TIMI 58 Phase III CV outcomes trial11. Forxiga is also approved for the treatment of HFrEF and the treatment of CKD based on the findings of the DAPA-HF and DAPA-CKD Phase III trials6,10.

DapaCare is a robust programme of clinical trials to evaluate the potential CV, renal and organ protection benefits of Forxiga. It includes more than 35 completed and ongoing Phase IIb/III trials in more than 35,000 patients, as well as more than 2.5 million patient-years' experience. Forxiga is currently being tested in patients without T2D following an acute myocardial infarction (MI) or heart attack in the DAPA-MI Phase III trial - a first of its kind, indication-seeking registry-based randomised controlled trial16.

AstraZeneca in CVRM
Cardiovascular, Renal and Metabolism (CVRM), part of BioPharmaceuticals, forms one of AstraZeneca's main disease areas and is a key growth driver for the Company. By following the science to understand more clearly the underlying links between the heart, kidneys and pancreas, AstraZeneca is investing in a portfolio of medicines for organ protection and improving outcomes by slowing disease progression, reducing risks and tackling co-morbidities. The Company's ambition is to modify or halt the natural course of CVRM diseases and potentially regenerate organs and restore function, by continuing to deliver transformative science that improves treatment practices and CV health for millions of patients worldwide.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

References
1.
Heerspink HJL, et al. Dapagliflozin in patients with chronic kidney disease. N Engl J Med. 2020;383(15):1436-1446.
2.
Centers for Disease Control and Prevention (CDC) [Internet]. Chronic kidney disease in the United States; 2019 [cited 2021 Jul 08]. Available from: https://www.cdc.gov/kidneydisease/publications-resources/2019-national-facts.html.
3.
Segall L, et al. Heart failure in patients with chronic kidney disease: a systematic integrative review. Biomed Res Int. 2014;2014:937398.
4.
Bikbov B, et al. Global, regional, and national burden of chronic kidney disease, 1990-2017: a systematic analysis for the Global Burden of Disease Study 2017. Lancet. 2020;395(10225):709-733.
5.
Jager KJ, et al. A single number for advocacy and communication-worldwide more than 850 million individuals have kidney diseases. Nephrol Dial Transplant. 2019;34(11):1803-1805.
6.
Heerspink H. DAPA-CKD - Dapagliflozin in Patients with Chronic Kidney Disease. presented at: ESC Congress 2020 - The Digital Experience, 2020 August 29 - September 01.
7.
National Kidney Foundation [Internet]. Kidney Disease: Causes; 2015 [cited 2022 Jun 09]. Available from: https://www.kidney.org/atoz/content/kidneydiscauses.
8.
Briasoulis A, et al. Chronic kidney disease as a coronary artery disease risk equivalent. Curr Cardiol Rep. 2013;15(3):340.
9.
Zhang L, et al. Lancet. 2012 Mar 3;379(9818)815-22.
10.
McMurray JJV, et al. Dapagliflozin in patients with heart failure and reduced ejection fraction. N Engl J Med 2019; 381(21):1995-2008.
11.
Wiviott SD, et al. for the DECLARE-TIMI 58 Investigators. Dapagliflozin and cardiovascular outcomes in type-2 diabetes [article and supplementary appendix]. N Engl J Med 2019; 380(4):347-57.
12.
Vos T, et al. Global, regional, and national incidence, prevalence, and years lived with disability for 328 diseases and injuries for 195 countries, 1990-2016: A systematic analysis for the Global Burden of Disease Study 2016. Lancet 2017; 390(10100):1211-59.
13.
Mayo Clinic [Internet]. Heart failure, 2020; [cited 2022 Jun 09]. Available from: https://www.mayoclinic.org/diseases-conditions/heart-failure/symptoms-causes/syc-20373142.
14.
Centers for Disease Control and Prevention (CDC) [Internet]. A snapshot: Diabetes in the United States, 2020; [cited 2022 Jun 09]. Available from: https://www.cdc.gov/diabetes/library/socialmedia/infographics/diabetes.html.
15.
National Institute of Diabetes and Digestive and Kidney Diseases (NIDDK) [Internet]. Heart disease & kidney disease, 2016; [cited 2022 Jun 09]. Available from: https://www.niddk.nih.gov/health-information/kidney-disease/heart-disease.
16.
Clinicaltrials.gov [Internet]. Dapagliflozin Effects on Cardiovascular Events in Patients With an Acute Heart Attack (DAPA-MI); [cited 2022 Jun 09]. Available from: https://clinicaltrials.gov/ct2/show/NCT04564742.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 5 September 2022

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary